Exhibit 99.1

Province of Manitoba

2013/14 Quarterly Financial Report

April to September 2013

Honourable Jennifer Howard

Minister of Finance

Focused on what matters most to families
Province of Manitoba
2013/14 Quarterly Financial Report
April to September 2013
CONTENTS
Introduction
Quarterly Financial Results
Economic Performance and Outlook

INTRODUCTION

Budget 2013 provided the financial overview of the Government Reporting Entity (GRE), which includes core government and Crown organizations, government business entities and public sector organizations such as regional health authorities, school divisions, universities and colleges. Manitoba’s summary budget aligns with the accounting standards set by the Public Sector Accounting Board (PSAB) and fully reflects Generally Accepted Accounting Principles (GAAP).

The financial information in this quarterly financial report is presented in the same format as the budget. The second quarter financial report presents information on the GRE for the six months ending September 30, 2013, as well as an updated financial forecast for the current fiscal year. The report also contains an economic performance and outlook.

PROVINCE OF MANITOBA	APRIL TO SEPTEMBER 2013

GOVERNMENT REPORTING ENTITY (GRE)

Manitoba continues to be committed to a balanced approach for delivering services while recognizing the continued uncertainty in global economies. This approach is demonstrated by the protection of the services Manitoba families need and by making strategic investments in infrastructure to support economic growth and provide for the services Manitobans require in the future.

The summary forecast for fiscal year 2013/14 is a net loss of $485 million, an improvement of $33 million from the budgeted net loss of $518 million.

At the end of the second quarter, projections from other reporting entities indicate expenditures will be under budget by $77 million while revenue is projected to be higher than budget by $31 million.

Core government revenue is projected to surpass the budget by $41 million. Higher projections for both corporate and individual income tax and the one-time revenue associated with the completion of the sale of the Property Registry were offset by lower lottery revenues and a decrease in federal health and social transfers as a result of Statistics Canada’s downward revision to Manitoba’s estimated population numbers.

Expenditures in core government are anticipated to be $41 million higher than budget as a result of significant pressure in the areas of public safety services, supports for vulnerable persons and additional expenditures for forest fire suppression in Northern Manitoba this past summer. Expenditure management initiatives are underway to carefully review expenditures and reduce costs while not jeopardizing services to Manitobans.

Budgeted Summary Net Income/(Loss)

For the Fiscal Year Ending March 31, 2014

UNAUDITED

	2013/14 Projection			2013/14 Budget
(Millions of Dollars)	Core Government	Consolidation Impacts and Other	Summary	Core Government	Consolidation Impacts and Other	Summary	Summary Variance

Revenue	11,565	2,716	14,281	11,524	2,685	14,209	72

Expenditure	12,140	2,701	14,841	12,099	2,778	14,877	(36)

In-Year Adjustment/Lapse	(35)	(40)	(75)	(70)	(80)	(150)	75

NET INCOME (LOSS)	(540)	55	(485)	(505)	(13)	(518)	33

PROVINCE OF MANITOBA	APRIL TO SEPTEMBER 2013

QUARTERLY FINANCIAL RESULTS

The unaudited net result of the Government Reporting Entity for the first six months of the fiscal year is a surplus of $153 million.

This is primarily the result of the six-month positive revenue variance of $171 million due to higher than estimated Retail Sales Tax in the first six months and Government Business Enterprise net income.

The expenditure variance of $(44) million is primarily the result of timing.

Government Reporting Entity Operating Statement

UNAUDITED

	Year-to-Date to September 30

	2013/14			2012/13
($000s)	Actual	Estimated	Variance	Actual[2]

Revenue
Income Taxes	1,732,405	1,726,549	5,856	1,627,270
Other Taxes	2,137,658	2,090,826	46,832	1,920,371
Fees and Other Revenue	1,103,580	1,074,237	29,342	1,032,325
Federal Transfers	1,941,578	1,957,549	(15,971)	2,058,861
Net Income of Government Business Enterprises	344,356	242,895	101,461	276,075
Sinking Funds and Other Earnings	123,788	120,373	3,415	137,297

Total Revenue	7,383,364	7,212,429	170,935	7,052,199

Expenditure
Health	2,802,198	2,807,609	(5,411)	2,775,045
Education and Advanced Learning	1,998,397	2,017,689	(19,292)	1,612,323
Family Services	517,987	537,214	(19,227)	506,125
Community, Economic and Resource Development	1,060,787	1,076,925	(16,138)	1,070,972
Justice and Other Expenditures	469,248	443,370	25,879	383,491
Debt Servicing Costs	381,515	391,777	(10,262)	371,782

Total Expenditure	7,230,132	7,274,583	(44,452)	6,719,738

NET INCOME (LOSS)	153,232	(62,155)	215,386	332,461

Core government revenue and expenditure details are provided in Appendix I and II on pages 9 and 10.

PROVINCE OF MANITOBA	APRIL TO SEPTEMBER 2013

INFRASTRUCTURE AND CAPITAL ASSET RENEWAL

Based on principles of sound financial management, the government has been able to increase the assets of the province while maintaining a manageable level of debt. Budget 2013 provides the resources to invest in much needed flood-related and other infrastructure to meet the needs of Manitoba into the future. This includes core infrastructure such as highways and bridges, municipal infrastructure, water and flood protection, as well as other capital investments for health facilities, housing, schools and post-secondary institutions.

Expenditures for all infrastructure and capital asset renewal in 2013/14 are forecast to be $1.5 billion. While this projection is $300 million lower than budget, it is $250 million higher than the actual amount spent in 2012/13, demonstrating the government’s continued support for infrastructure renewal. This commitment supports economic growth, reduces the maintenance burden and provides for the services Manitobans need in the future.

In the fall, the Manitoba government announced a new core infrastructure building plan that will see $5.5 billion invested over five years starting in 2014 to continue building and renewing core infrastructure assets while creating good jobs and supporting a steady, growing economy.

As borrowings may be used to finance capital related projects, net debt may grow in absolute terms from time to time as needed investments in capital assets – like highway infrastructure, schools and hospitals – are made. It is therefore important to measure change in net debt against the growth of the economy. As a result of the decision to continue to invest in infrastructure projects, Budget 2013 projected the net debt to GDP ratio at 28.7%. Net debt to GDP is currently forecast to be 28.1%, a slight decrease from budget.

Further details related to capital investment in assets owned by core government (departments) are provided in Appendix III on page 11.

SPECIAL ACCOUNTS

Fiscal Stabilization

Manitoba’s balanced financial strategy maintains the legislated requirement to dedicate at least $600 million of the funds set aside in this Account to retire a portion of the debt and interest expense associated with the core government operating shortfalls incurred during the economic recovery period. In 2013/14, $100 million will be withdrawn for debt repayment.

Pension Assets

The trust conditions of the funds held in the Pension Asset Fund are irrevocably restricted for pension purposes only. As a result of this restriction, these funds are classified as pension assets and will be accounted for and reported in keeping with GAAP for senior governments.

The fund balance is projected to increase in 2013/14 for net investment earnings.

Net investment earnings include the expected rate of return during the year and adjustments to market related value. Under GAAP, market fluctuations of pension assets are not recorded in the year in which they occur, but are recognized over the employee average remaining service life (EARSL).

PROVINCE OF MANITOBA	APRIL TO SEPTEMBER 2013

PROVINCIAL BORROWINGS,

GUARANTEES AND OBLIGATIONS

Manitoba’s borrowing requirement identified in Budget 2013 was $4.8 billion including refinancing of $2.2 billion and new cash requirements, net of estimated repayments, of $2.6 billion.

New cash requirements are necessary for general government purposes, capital investments by departments, health facilities, post-secondary institutions and Manitoba Hydro. Estimated repayments are primarily for departmental capital investment and general purpose borrowings.

At the end of second quarter, Manitoba’s borrowing requirement has been revised to $4.7 billion. The revision is primarily due to reduced requirements for Manitoba Hydro.

The total of outstanding borrowings, guarantees and obligations reflect the province’s gross borrowing obligations, but it does not take into consideration liquid assets available to pay down those obligations. While the total of outstanding provincial borrowings fluctuates during the fiscal year as a result of the timing of borrowing activities of the province, the year-end forecast remains unchanged from that stated in the budget, as shown in the table on the following page.

PROVINCE OF MANITOBA	APRIL TO SEPTEMBER 2013

Provincial Borrowings, Guarantees and Obligations

Provincial Borrowings, Guarantees and Obligations

	2013/14 Forecast		March 31, 2013
Provincial Borrowings, Guarantees and Obligations[1]	$ millions	$ Per Capita*	$ millions	$ Per Capita*
General Government Programs	8,879	7,019	8,565	7,015
General Government Programs - Pension Liability	2,595	2,051	2,595	2,125
The Manitoba Hydro-Electric Board	11,010	8,703	9,609	7,870
Other Crown Organizations	2,397	1,895	2,246	1,840
Health Facilities	1,314	1,039	1,149	941
Other	17	13	23	19
Capital Investments	3,959	3,130	3,668	3,004

Subtotal[2]	30,171	23,850	27,855	22,814

Other Obligations
Pension Liability	7,264		6,943
Pension Asset Fund	(5,266)		(5,115)

Net Pension Liability	1,998		1,828
Debt incurred for and repayable by The Manitoba Hydro-Electric Board	(10,659)		(9,443)
Education and Health Debt held by Government Enterprises	535		547
Other Debt of Crown Organizations	266		264

Subtotal	(7,860)		(6,804)

Total Provincial Borrowings, Guarantees and Obligations	22,311		21,051

Adjustments to arrive at Summary Net Debt

Guarantees	(351)		(166)

Net Financial Assets	(4,607)		(4,992)

Summary Net Debt	17,353	13,718	15,893	13,017

Summary Net Debt as a percentage of GDP	28.1%		26.8%

Notes: Provincial Borrowings, Guarantees and Obligations

1.	Provincial borrowings, guarantees and obligations are net of sinking funds.

2.

Provincial Borrowings and Guarantees are payable in Canadian and U.S. dollars. As at September 30, 2013, total provincial borrowings and guarantees were payable 94% in Canadian dollars and 6% in U.S. dollars. Of this total, General Government Program borrowing and Other Crown organizations borrowings was 100% payable in Canadian dollars. Manitoba Hydro borrowings were payable 82% in Canadian dollars (79% at March 31, 2013) and 18% in U.S. dollars (21% at March 31, 2013).

*	The per capita data is based upon population figures at July 1, 2013 as reported by Statistics Canada.

PROVINCE OF MANITOBA	APRIL TO SEPTEMBER 2013

ECONOMIC PERFORMANCE AND OUTLOOK

The Manitoba economy is resilient and is expected to expand modestly over the medium term as the global economic environment remains uncertain. The outlook for Manitoba’s real GDP growth is virtually unchanged from the forecast in Budget 2013; however, the global forecast has marginally weakened.

The majority of uncertainty about the global economic situation centers around fiscal consolidation and monetary policy in the U.S., the outlook for the European economy amid tight credit conditions and restrained spending by businesses, households and governments, and the sustainability of growth in Asia given the reduced level of exports sales to advance economies.

Manitoba is not immune to these external developments. In 2012, international exports from Manitoba contracted, pushing real manufacturing output down by 1.0%.

However, reflecting Manitoba’s industrial diversity, overall real GDP increased by 2.6% in 2012, on the strength of oil production, a rebound in crop production and increased residential and non-residential construction activity. Manitoba’s economic growth in 2012 was the second highest among provinces and above the national average of 1.7%.

Looking ahead, the Manitoba Finance survey of economic forecasters indicates that Manitoba`s real GDP will expand 2.0% this year, above the projected national increase of 1.7% and ranked fourth highest among provinces. In 2014, Manitoba’s real GDP is expected to increase by 2.2%, below the projected national increase of 2.4%.

The outlook for commodity prices for some of Manitoba’s export goods remains soft over the medium term. As a result, Manitoba’s nominal GDP is expected to increase by 3.4% in 2013 and by 3.8% in 2014, down from 5.6% in 2012.

The provinces major economic indicators are showing steady progress through the first three quarters of 2013.

The labour market is balanced in Manitoba with new workers entering the labour force gaining employment. Accordingly, the unemployment rate has been steady for the last five years and ranked the second or third lowest among provinces. This year, the unemployment rate has averaged 5.3%, third-lowest among provinces and below the national rate of 7.1%.

Labour income (compensation of employees) growth is closely following the national pattern. Last year, labour income increased by 4.3% in Manitoba, below the national average of 4.5% and ranked fourth among provinces. In the first nine months of 2013, incomes expanded by 3.3%, fifth among provinces and below the national increase of 3.8%.

Retail activity has improved from last year with total sales increasing by 2.1% on a year-to-date basis, compared to 1.6% in 2012. Motor vehicle dealerships and home furnishing stores sales are up by 15% and 14.8%, respectively, in 2013. The number of motor vehicle unit sales in the province is up 8.9% in 2013, second highest among provinces and well above the 3.0% national gain. Department stores, electronics & appliances, health and personal services sales are dampening spending in 2013.

In 2012, foreign merchandise exports from Manitoba decreased by 2.7%. The decrease partly reflected the impact of moderating global economic growth. In addition, low inventory levels from poor yields and small harvests in 2010 and 2011 reduced export sales of Manitoba crops in 2012.

In 2013, the improvements in U.S. housing are partially boosting overall exports by 10.9%. Exports to the U.S have increased by

PROVINCE OF MANITOBA	APRIL TO SEPTEMBER 2013

13.0% in 2013. Exports to non-U.S. markets have rebounded by 6.4%, in the first ten months of this year as compared to the same period in the previous year. While exports to China are flat this year, exports to other major markets, including Germany, Japan and the United Kingdom have increased.

The pace of manufacturing growth has slowed after rebounding from the Great Recession. Manufacturing sales in Manitoba have declined by 0.6% so far in 2013, compared to the 1.3% decline nationally. Despite a notable increase in wood products and agricultural machinery sales, durable manufactured product sales are down by 2.6% in 2013. With food and chemical product sales turning around in 2013, sales of non-durable manufactured products are up 2.4%.

In 2012, agricultural production rebounded to record 16.1% growth, after a poor performance in 2011 caused by the impacts of the Assiniboine River flood. In 2013, favorable growing conditions have further improved the prospects for another solid year in crop production. Wheat harvest in 2013 was the fifth highest and canola harvest was second highest on historical record.

Related to the rebound in crop production, Manitoba’s farm cash receipts are up 14.7% in the first three quarters of 2013, the highest among provinces. Crop receipts increased by 28.7% with gains in wheat (58%), barley (75%) and Canola (9%). Livestock receipts were up 2.9% with both cattle and hogs increasing. Direct payments, which include insurance and other types of supports, decreased 15.3%.

The housing sector remains strong in Manitoba. Every year since 2004, Manitoba’s housing starts have surpassed the national average annual growth. In the first eleven months of 2013, urban housing starts are up 16.2%, the strongest growth in Canada and bucking the national decline of 13.4%. With relatively low vacancy rates, new residential construction is supported by a large number of multiple units (apartments and condominiums) being built throughout the province. Canada Mortgage and Housing Corporation (CMHC) projects that total housing starts in the province will reach 7,400 units this year, the highest since 1987. For 2014, CMHC forecasts housing starts will reach 7,100 units.

For the past twenty-one years, private sector capital spending in Manitoba has consistently increased in all but one year, the steadiest growth among provinces. According to the Statistics Canada survey, Manitoba’s total capital investment is expected to increase 8.5% in 2013, well above the Canadian increase of 1.7%. Manitoba’s private investment is projected to increase 6.3% and public investment to increase 12.9%.

The Consumer Price Index has increased by 2.3% on a year-to-date basis in 2013, in line with the Manitoba Finance’s survey of economic forecasts, and above the national increase of 0.9%.

Manitoba’s population has experienced healthy growth over the past 10 years. Immigration levels to the province have risen considerably, net interprovincial out-migration has decreased and the number of births has increased. As of July 1, 2013, Manitoba’s population is estimated at 1,265,015 persons, Population increased by 1.2% from 2012, the third consecutive annual increase above the national average and third fastest among provinces over the last three years.

For monthly updates and more details please see the Manitoba Economic Highlights and Statistics at:

http://www.gov.mb.ca/finance/pdf/highlights.pdf

&

http://www.gov.mb.ca/finance/pdf/statistics.pdf

PROVINCE OF MANITOBA	APRIL TO SEPTEMBER 2013

2013/14 Core Government Revenue by Source	Appendix I
UNAUDITED

	Year-to-Date to September 30				Full Year
	2013/14			2012/13	2013/14			2012/13
($000s)	Actual	Estimated	Variance	Actual	Forecast	Budget	Variance	Actual

Income taxes
Individual Income Tax	1,450,439	1,450,392	47	1,320,444	2,963,200	2,952,400	10,800	2,846,037
Corporation Income Tax	281,966	276,157	5,809	306,826	481,200	413,200	68,000	456,447

Subtotal: Income Taxes	1,732,405	1,726,549	5,856	1,627,270	3,444,400	3,365,600	78,800	3,302,484

Other Taxes
Corporations Taxes	112,265	101,028	11,237	91,927	227,000	227,000	-	212,586
Fuel Taxes	164,494	159,466	5,028	152,140	317,100	312,100	5,000	313,615
Land Transfer Tax	49,304	46,549	2,755	43,958	79,000	74,000	5,000	74,936
Levy for Health and Education	213,034	207,462	5,572	199,381	433,500	433,500	-	410,284
Mining Tax	9,045	21,045	(12,000)	24,963	15,000	40,000	(25,000)	37,632
Retail Sales Tax	1,014,064	974,532	39,532	867,640	2,047,200	2,047,200	-	1,763,900
Tobacco Tax	153,756	153,823	(67)	134,645	283,000	283,000	-	252,058
Other Taxes	4,384	6,161	(1,777)	5,240	13,812	16,173	(2,361)	12,478

Subtotal: Other Taxes	1,720,346	1,670,066	50,280	1,519,894	3,415,612	3,432,973	(17,361)	3,077,489

Fees and Other Revenue
Fines and Costs and Other Legal	27,071	26,277	794	25,344	52,233	52,030	203	49,522
Minerals and Petroleum	10,307	12,183	(1,876)	11,662	19,217	29,074	(9,857)	19,350
Automobile and Motor Carrier Licences and Fees	78,220	69,769	8,451	67,952	140,530	140,530	-	151,007
Parks: Forestry and Other Conservation	17,300	12,507	4,793	17,802	34,377	33,568	809	32,245
Water Power Rentals	60,478	57,393	3,085	55,320	114,444	107,700	6,744	111,656
Service Fees and Other Miscellaneous Charges	44,685	45,775	(1,090)	46,546	238,278	165,074	73,204	151,525
Revenue Sharing from SOAs	13,565	13,464	101	13,465	22,380	16,880	5,500	26,930

Subtotal: Fees and Other Revenue	251,626	237,368	14,258	238,091	621,459	544,856	76,603	542,235

Federal Transfers
Equalization	903,071	903,071	-	1,036,629	1,799,225	1,799,228	(3)	1,871,962
Canada Health Transfer (CHT)	560,419	560,419	-	531,228	1,089,900	1,120,800	(30,900)	1,056,305
Canada Social Transfer (CST)	221,377	221,377	-	214,597	436,500	442,753	(6,253)	431,033
Health Funds	4,531	4,531	-	4,523	9,062	9,062	-	9,079
Infrastructure Renewal	-	-	-	-	22,100	22,100	-	35,271
Shared Cost and Other Transfers	45,434	52,621	(7,187)	71,389	168,630	171,403	(2,773)	276,600

Subtotal: Federal Transfers	1,734,832	1,742,019	(7,187)	1,858,366	3,525,417	3,565,346	(39,929)	3,680,250

Net Income of Government
Business Enterprises (GBEs)
Manitoba Liquor and Lotteries Corporation	241,000	241,000	-	262,000	558,444	615,055	(56,611)	558,151

Sinking Funds and Other Earnings	-	-	-	-	-	-	-	-

Total Revenue	5,680,209	5,617,002	63,207	5,505,621	11,565,332	11,523,830	41,502	11,160,609

PROVINCE OF MANITOBA	APRIL TO SEPTEMBER 2013

2013/14 Core Government Expenditure by Sector/Department	Appendix II
UNAUDITED

	Year-to-Date to September 30				Full Year
	2013/14			2012/13	2013/14			2012/13
($000s)	Actual	Estimated	Variance	Actual[1]	Forecast	Budget[2]	Variance	Actual

Health
Health	2,627,567	2,624,014	3,553	2,584,087	5,275,409	5,273,777	1,632	5,065,326

Education
Education and Advanced Learning	1,196,973	1,194,011	2,962	1,171,705	2,366,555	2,368,370	(1,815)	2,303,648

Family Services
Children and Youth Opportunities	26,111	28,766	(2,655)	27,259	48,875	48,875	-	43,102
Family Services	505,282	521,917	(16,635)	485,776	1,107,365	1,080,064	27,301	1,046,626

Total Family Services	531,393	550,683	(19,290)	513,035	1,156,240	1,128,939	27,301	1,089,728

Community, Economic and Resource Development
Aboriginal and Northern Affairs	18,880	19,513	(633)	18,771	33,602	34,249	(647)	34,461
Agriculture, Food and Rural Development	41,710	44,111	(2,401)	38,915	214,578	214,765	(187)	245,989
Conservation and Water Stewardship	77,417	79,710	(2,293)	83,545	150,408	147,929	2,479	159,306
Housing and Community Development	47,949	48,335	(386)	46,746	82,786	82,587	199	78,772
Infrastructure and Transportation	304,469	307,942	(3,473)	304,650	619,324	639,203	(19,879)	630,743
Jobs and the Economy	316,058	326,623	(10,565)	315,413	658,206	659,054	(848)	651,387
Mineral Resources	6,057	5,858	199	5,703	11,417	11,289	128	12,241
Municipal Government	133,311	137,020	(3,709)	176,451	400,390	400,557	(167)	361,633

Total Community, Economic and Resource Development	945,851	969,112	(23,261)	990,194	2,170,711	2,189,633	(18,922)	2,174,532

Justice and Other Expenditures
Legislative Assembly	19,553	20,094	(541)	17,283	43,204	42,560	644	37,682
Executive Council	2,206	2,297	(91)	2,076	3,793	3,793	-	3,755
Civil Service Commission	9,828	9,995	(167)	9,680	20,400	20,400	-	20,155
Employee Pensions and Other Costs	(2,953)	(3,793)	840	(2,259)	18,288	18,288	-	11,442
Finance	31,651	32,409	(758)	29,357	71,232	71,250	(18)	72,321
Justice	225,348	196,902	28,446	179,053	536,748	508,801	27,947	497,018
Labour and Immigration	17,146	19,538	(2,392)	24,264	35,473	39,037	(3,564)	58,921
Multiculturalism and Literacy	13,396	16,750	(3,354)	16,252	21,491	21,500	(9)	23,970
Tourism, Culture, Heritage, Sport and Consumer Protection	46,355	46,931	(576)	45,819	86,177	86,177	-	84,252
Enabling Appropriations	2,601	3,042	(441)	1,945	10,955	40,965	(30,010)	3,058
Other Appropriations	55,189	49,583	5,606	23,068	92,910	55,393	37,517	170,487

Total Justice and Other Expenditures	420,320	393,748	26,572	346,538	940,671	908,164	32,507	983,061

Debt Servicing Costs	73,775	87,436	(13,661)	98,789	230,000	230,000	-	233,511

Total Expenditure	5,795,879	5,819,004	(23,125)	5,704,348	12,139,586	12,098,883	40,703	11,849,806

Subtract: Total Revenue Estimate (Appendix I)	5,680,209	5,617,002	63,207	5,505,621	11,565,332	11,523,830	41,502	11,160,609
In-Year Adjustment/Lapse	-	-	-	-	(35,000)	(70,000)	35,000	-

NET INCOME (LOSS)	(115,670)	(202,002)	86,332	(198,727)	(539,254)	(505,053)	(34,201)	(677,152)

1.	For comparative purposes the 2012/13 Actual has been re-stated to reflect the 2013/14 appropriation structure.
2.	Budget figures are adjusted to include Enabling Appropriations.

PROVINCE OF MANITOBA	APRIL TO SEPTEMBER 2013

2013/14 Capital Investment made by Core Government[1]	Appendix III
UNAUDITED

	Year-to-Date to September 30				Full Year
	2013/14			2012/13	2013/14			2012/13
($000s)	Actual	Estimated	Variance	Actual	Forecast	Budget[2]	Variance	Actual

General Assets
Government Services Capital Projects	31,101	36,470	(5,369)	42,151	75,512	112,000	(36,488)	87,699
Transportation Equipment and Aircraft	2,794	3,578	(784)	20,976	16,920	16,920	-	34,176
Information Technology Projects	6,644	4,805	1,839	815	24,210	23,744	466	13,064
Other Equipment and Buildings	6,778	3,530	3,248	8,858	19,622	19,582	40	26,143

	47,317	48,383	(1,066)	72,800	136,264	172,246	(35,982)	161,082

Infrastructure Assets
Provincial Roads, Highways and Airport Infrastructure	150,085	165,270	(15,185)	136,393	392,510	470,510	(78,000)	285,822
Water Related Infrastructure	11,608	17,247	(5,639)	36,555	29,300	37,100	(7,800)	102,432
Parks, Cottage and Camping Projects	2,278	4,717	(2,439)	5,632	14,656	15,839	(1,183)	18,497

	163,971	187,234	(23,263)	178,580	436,466	523,449	(86,983)	406,751

Total Capital Investment	211,288	235,617	(24,329)	251,380	572,730	695,695	(122,965)	567,833

1.

This chart includes only capital assets owned by core government such as highways, flood protection, government buildings, (e.g. UCN – Thompson and The Pas, highways maintenance shops/sheds, correctional facilities). It does not include other infrastructure investments in non-government –owned assets such as capital grants to municipalities and other third parties. All capital and infrastructure investments are forecast to total $1.5 billion and are reflected on page 4.

2.	Budget figures are adjusted to include Enabling Appropriations.